                                                                    EXHIBIT 99.7

DIRECTORS

Frank Giustra
Eduardo Luna
Ian J. McDonald
Antonio Madero
Ian Telfer
Neil Woodyer

ADVISORY COMMITTEE
TO THE BOARD OF DIRECTORS

Pierre Lassonde
President
Newmont Mining Corporation
Denver, Colorado

Eugene McBurney
Chairman and Managing Partner
Griffiths McBurney and Partners
Toronto, Ontario

OFFICERS

Ian Telfer
Chairman and Chief Executive Officer

Eduardo Luna
President, Minas Luismin S.A. de C.V.

T. Derek Price
Vice-President, Finance and Chief Financial Officer

R. Dennis Bergen
Vice-President, Operations

Paul Stein
Secretary

HEAD OFFICE
Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560
200 Burrard Street
Vancouver, British Columbia
V6C 3L6
Telephone: 604-696-3000
Fax:       604-696-3001
Website: www.wheatonriver.com

Stock Exchange Listing

Toronto Stock Exchange
Stock Symbol: WRM
Warrant Symbol: WRM.WT

Transfer Agent
CIBC Mellon Trust Company
Vancouver, British Columbia

Auditors
Deloitte & Touche LLP
Vancouver, British Columbia

Investor Relations
Toll Free: 1-800-567-6223

[GRAPHIC APPEARS HERE]

[LOGO OF WHEATON RIVER MINERALS]

                                                                           THIRD
                                                                         QUARTER
                                                                          REPORT

                                                              SEPTEMBER 30, 2002

WHEATON RIVER MINERALS LTD.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
THIRD QUARTER ENDED SEPTEMBER 30, 2002 (US$)

Net earnings for the three months to September 30, 2002 were $949,000 ($0.01 per share) or an increase of $12,723,000 over the net loss of $11,774,000 ($0.22 per share) in the third quarter of 2001. Net earnings for the nine months to September 30, 2002 were $3,025,000 ($0.03 per share) or an increase of $16,423,000 from the net loss of $13,398,000 ($0.25 per share) in the comparable period of 2001.

The third quarter of 2002 was the first full quarter that the operations of Minas Luismin ("Luismin") were included in Wheaton River Minerals' results. Wheaton River acquired Luismin, a Mexican gold and silver producer that owns three mining operations (San Dimas, La Guitarra and San Martin), on June 19, 2002. Production in 2001 was generated from the Golden Bear Mine that ceased commercial production in 2001.

During the second quarter of 2002, the Company changed its functional and reporting currency to the US dollar and changed accounting policies with respect to revenue recognition, exploration and development expenditures and share compensation. See note 1 of the financial statements.

THREE MONTHS ENDED SEPTEMBER 30
RESULTS OF OPERATIONS
PRODUCTION AND FINANCIAL DATA

                                                       2002           2001
Metal Sold
  Gold ounces                                            25,867         25,626
  Silver ounces                                       1,445,849              -
  Gold equivalent ounces                                 47,835         25,626
Realized price per gold equivalent ounce           $        331   $        270
Total cash cost per gold equivalent ounce          $        182   $        170

Third quarter revenue of $15,840,000 was generated by Luismin from the sale of 47,835 gold equivalent ounces sold at $331 per ounce. This is a significant increase from 2001, when the sale of 25,626 ounces of gold generated $6,914,000 in revenue. Total cash costs in the third quarter of 2002 from Luismin operations were $182 per ounce which was slightly higher than the $170 achieved by the Golden Bear Mine in 2001. The costs at Golden Bear during 2001 were very low as all mining activity had been completed and only processing costs were incurred.

General and administrative expense for the three months ended September 30, 2002 totaled $2,684,000 compared to $668,000 in 2001. This increase was due to the consolidation of Luismin operations. Exploration expenditures of $806,000 in the third quarter of 2002 were incurred as part of several flow-through joint venture projects. In the same period of 2001, the Company incurred exploration expenditures of $257,000 on the Bellavista Project, the Red Mountain and George Lake Projects. In the third quarter of 2001 mineral properties were written down by $10,719,000 to reflect the net realizable value of the Bellavista, Red Mountain and George Lake Projects. Other expense of $680,000 in the third quarter of 2002 is primarily due to a foreign exchange loss of $733,000 that was offset by investment income of $110,000 and a gain on sale of marketable securities of $41,000. In the same period of 2001 other income was $557,000 that included $163,000 of investment income, a foreign exchange gain of $164,000 and a gain from asset sales of $230,000. In 2001 the Company incurred restructuring costs of $1,441,000 related mainly to severances paid to officers and other employees.

CASH FLOW

Operating activities for the three months ended September 30, 2002 utilized $1,930,000 primarily to increase working capital. In 2001 $3,986,000 was provided by operations.

Financing activities during the third quarter of 2002 provided $1,277,000 from shares issued on exercise of warrants and options. In the same period of 2001 financing activities provided $53,000 as a result of the exercise of options.

Investing activities in the three month period of 2002 required $1,971,000. The sale of marketable securities provided $56,000. The Company incurred development costs of $1,928,000 at its Luismin mines and incurred $96,000 of additional transaction costs related to the acquisition of Luismin. Investing activities in the same period of 2001 required $8,655,000 mostly to purchase short-term money market instruments.

NINE MONTHS ENDED SEPTEMBER 30
RESULTS OF OPERATIONS
PRODUCTION AND FINANCIAL DATA

(includes operations of Luismin for the period from June 19 to September 30,
2002)

                                                       2002           2001

Metal Sold
  Gold ounces                                            27,392         33,393
  Silver ounces                                       1,536,718              -
  Gold equivalent ounces                                 50,744         33,393

Realized prices per gold equivalent ounce          $        330   $        278
Total cash costs per gold equivalent ounce         $        180   $        179

Sales of $16,755,000 for the nine months ended September 30, 2002 represent Luismin operations only from June 19 to September 30, 2002 and represents an 88% increase over the $8,923,000 generated from the Golden Bear Mine in 2001. Cost of sales was $9,012,000 for 2002 compared to $5,554,000 incurred in 2001 as a result of higher metal sales volume in 2002. Earnings from mining operations were $5,982,000 for the nine month period of 2002 up from $1,304,000 in 2001.

General and administrative expense of $3,879,000 increased by $1,971,000 for the nine months to September 30, 2002 compared to the same period of 2001 due to the consolidation of Luismin operations. Financing fees of $459,000 in the first nine months of 2002 were incurred as part of a bank financing related to the acquisition that was not drawn down. This bank financing was not required when a special warrant financing was over subscribed. Exploration expenditures of $1,423,000 were incurred on the Bellavista Project and several flow-through joint venture projects in the nine month period of 2002. The Company incurred exploration expenditures of $1,301,000 in the same period of 2001 including $1,086,000 on the Bellavista Project and $215,000 on the Red Mountain and George Lake Projects. In the nine month period of 2001 mineral properties were written down by $10,719,000 to reflect the net realizable value of the Bellavista, Red Mountain and George Lake projects. Other income increased to $3,282,000 in the nine month period of 2002 compared to $856,000 in the same period of 2001. Other income in 2002 included a $2,926,000 gain on the sale of marketable securities, $373,000 of interest income, $279,000 gain on the sale of the Red Mountain Project and $191,000 foreign exchange loss. Other income in the comparable period of 2001 of $856,000 included interest income of $430,000, a $195,000 foreign exchange gain and a $231,000 gain on the sale of Golden Bear Mine assets.

CASH FLOW

Operating activities for the nine months ended September 30, 2002 required $948,000 compared to $2,099,000 provided by operations in the same period of 2001.

Financing activities during the nine month period of 2002 provided $79,242,000. A private placement of 110,000,000 special warrants provided $82,068,000, and shares issued on exercise of warrants and options provided $2,394,000. These amounts were offset by share and special warrant issues costs of $5,220,000. In the same period of 2001 financing activities provided $3,264,000 largely as a result of the private placement of 11,000,000 special warrants.

Investing activities in the nine month period of 2002 required $60,885,000. The acquisition of Luismin required $76,886,000 which comprised $55,160,000 to purchase shares of Luismin, an advance to Luismin of $19,840,000 that was used to repay bank debt, transaction costs of $3,266,000, and an offset of $1,380,000 cash acquired on acquisition of Luismin. The sale of short-term money market instruments contributed $13,013,000. Cash provided from the sale of marketable securities was $4,983,000. Investing activities in the same period of 2001 required $9,092,000 including $8,636,000 to purchase short-term money market instruments and a $454,000 increase in reclamation deposits.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company increased to $150,933,000 at September 30, 2002 from $21,208,000 at December 31, 2001, due to the purchase of Luismin, which was financed by the issue of special warrants. At September 30, 2002 the Company had cash and equivalents of $18,953,000, working capital of $21,321,000 and no bank debt.

OUTLOOK

In 2002, Luismin is expected to produce 190,000 gold equivalent ounces at a total cash cost of approximately US$196 per ounce. Wheaton River will receive all post-acquisition production from June 19, 2002 to December 31, 2002, which is expected to be approximately 100,000 gold equivalent ounces at a total cash cost of approximately US$191 per ounce.

In October 2002 the Company sold its Bellavista Project to Glencairn Gold Corporation ("Glencairn") in exchange for $250,000 and 750,000 common shares of Glencairn with a fair value at date of sale of $207,000.

The Company has negotiated several joint venture agreements and has agreed to spend $1,700,000 on exploration eligible for flow-through expenditures in 2002. These expenditures will meet the Company's commitments on flow-through shares issued in 2001. Exploration on these properties commenced in June 2002. The Company is also reviewing its inventory of Mexican exploration properties acquired with Luismin, which number in excess of forty. Many of these early-stage exploration properties will be joint ventured with other companies providing the exploration funding necessary to advance the projects. The Company has negotiated two joint venture agreements. Placer Dome CLA Ltd. will incur staged exploration expenditures of $4,000,000 by December 31, 2006 and Geologix Explorations Inc. will incur $2,250,000 in exploration by December 31, 2003.

The Company continues to evaluate new opportunities to grow from its current mid-sized mining company status by acquiring additional producing or advanced development mining assets.

WHEATON RIVER MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

                                                               SEPTEMBER 30    DECEMBER 31
(Thousands of US dollars)                          NOTE                2002           2001

ASSETS
Current Assets
  Cash and equivalents                                         $     18,953   $      1,735
  Short-term money market instruments                                     -         13,013
  Marketable securities                                               1,035          2,666
  Accounts receivable and prepaids                                    5,161            895
  Product inventory                                                   1,006              -
  Supplies                                                            3,278            124
                                                               ---------------------------
                                                                     29,433         18,433

Reclamation deposits                                                  1,076          2,017
Future income tax assets                                              6,500              -
Mineral properties                                 5                113,924            758
                                                               ---------------------------

                                                               $    150,933   $     21,208
                                                               ===========================

LIABILITIES
Current Liabilities
  Accounts payable and accrued liabilities                     $      8,059   $      1,001
  Income taxes payable                                                   53             60
                                                               ---------------------------
                                                                      8,112          1,061

Future income tax liabilities                                        22,527              -
Provision for reclamation                                            12,242          3,831
Future employee benefits                                              2,571              -
                                                               ---------------------------
                                                                     45,452          4,892
                                                               ---------------------------
Shareholders' equity
Special warrants                                   6                      -          3,110
Share purchase options                             6                    410            317
Contributed surplus                                                     600            600
Share capital                                      6                115,156         25,999
Deficit                                                             (10,685)       (13,710)
                                                               ---------------------------
                                                                    105,481         16,316
                                                               ---------------------------
                                                               $    150,933   $     21,208
                                                               ===========================

       The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND (DEFICIT) RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except earnings per                THREE MONTHS ENDED            NINE MONTHS ENDED
share amounts)                                                  SEPTEMBER 30                  SEPTEMBER 30
                                                 NOTE       2002            2001          2002            2001
                                                         --------------------------    --------------------------
SALES                                                    $    15,840    $     6,914    $    16,755    $     8,923
                                                         --------------------------    --------------------------
Cost of sales                                                  8,502          4,187          9,012          5,554
Royalties                                                         15            176             17            218
Depreciation and depletion                                     1,573            210          1,744            324
Reclamation                                                        -          1,523              -          1,523
                                                         --------------------------    --------------------------
                                                              10,090          6,096         10,773          7,619
                                                         --------------------------    --------------------------
Earnings from mining operations                                5,750            818          5,982          1,304
                                                         --------------------------    --------------------------
EXPENSES AND OTHER INCOME
   General and administrative                     6            2,684            668          3,879          1,908
   Interest and financing                                         49              7            459             16
   Depreciation                                                   92              8            112             19
   Exploration                                                   806            257          1,423          1,301
   Mineral properties written down                                 -         10,719              -         10,719
   Restructuring expense                                           -          1,441              -          1,441
   Other expense (income)                         2              680           (557)        (3,282)          (856)
                                                         --------------------------    --------------------------
                                                               4,311         12,543          2,591         14,548
                                                         --------------------------    --------------------------

Earnings (loss) before the following                           1,439        (11,725)         3,391        (13,244)

Income tax expense                                               490            110            366            154
Minority interest                                                  -            (61)             -              -
                                                         --------------------------    --------------------------
Net earnings (loss)                                              949        (11,774)         3,025        (13,398)

(Deficit) retained earnings, beginning of period             (11,634)          (226)       (13,710)         1,398
                                                         --------------------------    --------------------------
Deficit, end of period                                   $   (10,685)   $   (12,000)   $   (10,685)   $   (12,000)
                                                         ==========================    ==========================
Basic earnings per share                                 $      0.01    $     (0.22)   $      0.03    $     (0.25)
                                                         ==========================    ==========================
Fully diluted earnings per share                         $      0.00    $     (0.22)   $      0.02    $     (0.25)
                                                         ==========================    ==========================
Weighted average number of shares outstanding
 (thousands)                                      6          188,736         53,394        119,460         52,970

              The accompanying notes form an integral part of these
                        consolidated financial statements

WHEATON RIVER MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

(Thousands of US dollars)                                      THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                  SEPTEMBER 30                  SEPTEMBER 30
                                                   NOTE       2002            2001          2002            2001

OPERATING ACTIVITIES
  Net earnings (loss)                                      $       949    $   (11,774)   $     3,025    $   (13,398)

  Reclamation expenditures                                        (228)          (293)          (869)          (360)

  Items not involving cash
    Depreciation and depletion                                   1,665            218          1,856            343
    Provision for reclamation                                        -          1,516              -          1,578
    Deferred development and stripping amortized                     -            364              -            993
    Deferred revenue amortized                                       -           (138)             -           (378)
    Gain on sale of marketable securities                          (41)             -         (2,926)             -
    Gain on sale of mineral properties              5                -              -           (279)             -
    Mineral properties written down                                  -         10,719              -         10,719
    Future employee benefits                                       124              -            135              -
    Share purchase options expense                  6               93            127            199            127
    Foreign exchange                                               733           (164)           191           (195)
    Future income taxes                                            529              -            529              -
                                                           --------------------------    --------------------------
                                                                 3,824            575          1,861           (571)
  Change in non-cash working capital                            (5,754)         3,411         (2,809)         2,670
                                                           --------------------------    --------------------------
                                                                (1,930)         3,986           (948)         2,099
                                                           --------------------------    --------------------------
FINANCING ACTIVITIES
  Special warrants issued                           6                -              -         82,068          3,456
  Shares issued                                                  1,413             76          2,394            191
  Shares repurchased                                                 -              -              -            (23)
  Share and special warrant issue costs                           (136)           (23)        (5,220)          (360)
                                                           --------------------------    --------------------------
                                                                 1,277             53         79,242          3,264
                                                           --------------------------    --------------------------
INVESTING ACTIVITIES
  Short-term money market instruments                                -         (8,636)        13,013         (8,636)
  Marketable securities                                             56              -          4,983              -
  Mineral properties                                            (1,928)           (14)        (2,096)            (2)
  Acquisition of Minas Luismin SA de CV
   net of cash acquired                             4              (96)             -        (76,886)             -
  Reclamation deposits                                              (3)            (5)           101           (454)
                                                           --------------------------    --------------------------
                                                                (1,971)        (8,655)       (60,885)        (9,092)
                                                           --------------------------    --------------------------
Foreign exchange                                                  (733)           164           (191)           195
                                                           --------------------------    --------------------------
Increase (decrease) in cash and equivalents                     (3,357)        (4,452)        17,218         (3,534)
Cash and equivalents, beginning of period                       22,310         11,951          1,735         11,033
                                                           --------------------------    --------------------------
Cash and equivalents, end of period                        $    18,953    $     7,499    $    18,953    $     7,499
                                                           ==========================    ==========================
Supplemental cash flow information                  3

              The accompanying notes form an integral part of these
                        consolidated financial statements

WHEATON RIVER MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2002 and 2001
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of Wheaton River Minerals Ltd. (the "Company") for the year ended December 31, 2001 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

a) CHANGE IN REPORTING CURRENCY

During the second quarter of 2002, the United States dollar was determined to be the functional currency of the Company following the purchase of Minas Luismin, SA de CV ("Luismin"). The Company has also adopted the United States dollar as its reporting currency. Prior to this change, the Canadian dollar had been used as the measurement and reporting currency. Under Canadian accounting principles, the prior year's comparative amounts in the Company's consolidated financial statements have been translated into United States dollars using the Canadian dollar exchange rate at March 31, 2002 of $1 to Cdn$1.5935.

Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies have been translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

b) REVENUE RECOGNITION

On April 1, 2002, the Company changed its accounting policy with respect to revenue recognition. Under the Company's new accounting policy, revenue from precious metal sales is recognized in the accounts when title and risk passes. Previously revenue was recognized when precious metal dore was available for delivery. This policy has been applied retroactively. Net earnings has been restated and the effect of the changes are as follows:

(Thousands of US dollars)

                                       THREE MONTHS            NINE MONTHS
                                          ENDED                   ENDED
                                       SEPTEMBER 30            SEPTEMBER 30
                                    2002         2001        2002       2001

Sales                            $        -   $   3,073   $       -   $      -
Cost of sales                             -      (2,139)          -          -
Royalties                                 -         (66)          -          -
Depreciation and depletion                -        (177)          -          -
                                 ---------------------------------------------
Net earnings                     $        -   $     691   $       -   $      -
                                 =============================================

c) EXPLORATION AND DEVELOPMENT EXPENDITURES

On April 1, 2002, the Company changed its accounting policy with respect to exploration and development expenditures. Exploration expenditures are expensed when incurred. Significant property acquisitions are capitalized until they are determined to be uneconomic or sold at which time they are written down to their estimated recoverable amount. Exploration expenditures, other than significant property acquisitions, are expensed as incurred until a feasibility study has been completed that indicates the property is economically feasible. Expenditures incurred subsequent to an economic feasibility study are capitalized. This change, which has been applied retroactively has decreased earnings for the three months ended September 30, 2001 and the nine months ended September 30, 2001 by $1,301,000. The Company's previous policy was to capitalize exploration expenditures.

d) STOCK-BASED COMPENSATION

As of January 1, 2002, the Company adopted Section 3870 "Stock-based Compensation and Other Stock-based Payments", of the Canadian Institute of Chartered Accountants Handbook to be applied prospectively. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard also encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in Note 6 to the financial statements, as if the fair value based method of accounting had been used.

2. OTHER (INCOME) EXPENSE

(Thousands of US dollars)
                                       THREE MONTHS            NINE MONTHS
                                          ENDED                   ENDED
                                       SEPTEMBER 30            SEPTEMBER 30
                                    2002         2001        2002       2001

Investment income                $     (110)  $    (163)  $    (373)  $   (430)
Gain on sale of marketable
 securities                             (41)          -      (2,926)         -
Foreign exchange(gain) loss             733        (164)        191       (195)
Other                                    98        (230)       (174)      (231)
                                 ---------------------------------------------
                                 $      680   $    (557)  $  (3,282)  $   (856)
                                 =============================================

3. SUPPLEMENTAL CASH FLOW INFORMATION

(Thousands of US dollars)
                                       THREE MONTHS            NINE MONTHS
                                          ENDED                   ENDED
                                       SEPTEMBER 30            SEPTEMBER 30
                                    2002         2001        2002       2001
Non-cash operating activities
 Share purchase options
  expense (i)                    $      (93)  $    (127)  $    (199)  $   (127)
Non-cash financing activities
 Shares issued (ii)                  82,068           -      91,983          -
   Special warrants converted
    into common shares (ii)         (82,068)          -     (85,178)         -
   Share purchase options
    issued (i)                           93         127         199        127
Non-cash investing activities
 Reclamation deposit (iii)                -           -         856          -
   Provision for
    reclamation (iii)                     -           -        (856)         -
   Acquisition of Luismin (ii)            -           -      (6,805)         -
   Marketable securities (iv)             -           -        (407)         -
   Mineral properties (iv)                -           -         407          -
Interest paid                             -           5          11         16
Income taxes paid                         -          45          37         92

(i) The compensation cost that has been charged against income for stock-based compensation awards granted to consultants was $93,000 and $199,000 for the three and nine months ended September 30, 2002 respectively (2001-$127,000 for the three and the nine month periods) (Notes 1 and 6).

(ii) Common shares with an ascribed value of $85,178,000 were issued during the nine months ended September 30, 2002 on the conversion of 2001 and 2002 special warrants. Common shares with an ascribed value of $82,068,000 were issued during the three months ended September 30, 2002 on the conversion of 2002 special warrants (Note 6).

Common shares of the Company with an ascribed value of $6,805,000 were issued to San Luis Corporacion S.A. de C.V. during the nine months ended September 30, 2002 as part of the purchase of Luismin (Note 4).

(iii) On completion of the Red Mountain Project sale during the three months ended June 30, 2002, $856,000 of the reclamation deposit was transferred to Seabridge Resources Inc. The provision for reclamation was also reduced by the same amount.

(iv) Common shares in Seabridge Resources totalling $407,000 were received during the three months ended June 30, 2002 for the sale of the Red Mountain Project.

4. PURCHASE OF MINAS LUISMIN S.A. de C.V.

On June 19, 2002 the Company acquired all of the outstanding shares of Minas Luismin, S.A. de C.V., ("Luismin"). Luismin is one of Mexico's largest gold and silver producers with three operations. In addition to the operations, the Company also acquired a portfolio of over 40 Mexican exploration projects.

Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced $19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. Acquisition costs of $3,266,000 were incurred by the Company. An additional contingent payment of $7,500,000 in the Company common shares will be paid if the price of silver averages $5 or more over a period of 60 consecutive trading days prior to June 19, 2004. The outcome of the contingent payment cannot be determined beyond reasonable doubt and therefore is not included in the purchase price.

This acquisition has been accounted for using the purchase method and results from Luismin's operations have been included in the Company's results of operations from June 19, 2002. The preliminary allocation of the purchase price is summarized in the table below.

(Thousands of US dollars)

Purchase price:
  Cash                                          $        55,160
  Cash advanced to repay
   Luismin bank debt                                     19,840
  Shares issued on acquisition                            6,805
  Acquisition costs                                       3,266
                                                ---------------
                                                $        85,071
                                                ===============
Net assets acquired:
Cash                                            $         1,380
Non-cash working capital                                 (1,329)
Mining properties                                       113,154
Provision for reclamation                               (10,200)
Other long-term liabilities                              (2,436)
Future income tax assets                                  6,500
Future income tax liabilities                           (21,998)
                                                ---------------
                                                $        85,071
                                                ===============
5. MINERAL PROPERTIES

(Thousands of US dollars)
                                                   SEPTEMBER 30    DECEMBER 31
                                                           2002           2001
Property, plant and equipment                      $    131,881   $     16,638

Less: Accumulated depreciation and depletion            (18,020)       (16,162)
                                                   ------------   ------------
                                                        113,861            476
Deferred acquisition, exploration and
development costs                                            63            282
                                                   ------------   ------------
                                                   $    113,924   $        758
                                                   ============   ============

Property, plant and equipment amounts include the Golden Bear Mine assets and the Minas Luismin operations assets. The Luismin assets included in property, plant and equipment on acquisition were recorded net of accumulated depreciation and depletion.

In April 2002 the Company sold the Red Mountain Project to Seabridge Resources Inc. ("Seabridge") for 800,000 common shares of Seabridge with a fair value at date of sale of $407,000.

6. SHARE CAPITAL

a) Authorized share capital comprises an unlimited number of preference shares issuable in one or more series and an unlimited number of common shares without par value.

Issued and outstanding:
(Thousands of US dollars)

                                                        COMMON
                                                        SHARES         AMOUNT

At December 31, 2001                                56,601,266   $     25,999
  Exercise of warrants                               3,450,000          2,010
  Exercise of 2001 special warrants                  9,910,000          3,110
  Exercise of 2002 special warrants (i)            110,000,000         82,068
  Exercise of stock options                          1,285,224            384
  Shares issued for acquisition
   of subsidiary (Note 4)                            9,084,090          6,805
  Share issue costs                                         -          (5,220)
                                                  ---------------------------
At September 30, 2002                              190,330,580   $    115,156
                                                  ===========================
(i) In May 2002 the Company completed a private placement to finance the Luismin purchase whereby 110,000,000 special warrants were issued at a price of Canadian $1.15 per special warrant for total proceeds of Canadian $126,500,000. Each special warrant entitles the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Canadian $1.65 per share for a period of five years following the closing. The special warrants were converted to common shares and common share purchase warrants during the three months ended September 30, 2002. No share purchase warrants had been exercised at September 30, 2002.

b) The Company accounts for stock-based compensation awards granted to employees whereby no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Accordingly, no compensation cost has been recognized for its fixed stock option plan. The compensation cost that has been charged against general and administrative expense for its fixed stock option plan was $199,000 during the nine months ended September 30, 2002 (2001 - $127,000), relating to stock options issued to consultants. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under the plans consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(Thousands of US dollars, except per share amounts)

                                                   THREE MONTHS    NINE MONTHS
                                                       ENDED          ENDED
                                                   SEPTEMBER 30   SEPTEMBER 30
                                                       2002           2002

Net income
 As reported                                        $        949   $      3,025
 Pro forma                                          $        300   $      2,376
                                                    ---------------------------
Basic earnings per share
 As reported                                        $       0.01   $       0.03
 Pro forma                                          $       0.00   $       0.02
                                                    ---------------------------
Diluted earnings per share
 As reported                                        $       0.00   $       0.02
 Pro forma                                          $       0.00   $       0.02
                                                    ---------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the nine month period ended September 30, 2002: no dividends are to be paid, expected volatility of 70%; risk-free interest rate of 5%; and expected lives of five years.

7. SEGMENTED INFORMATION

The Company operates in one operating segment, that being gold and silver mining. During 2001, all mining operations were in Canada at the Golden Bear Mine. All operations in 2002 were in Mexico at the Luismin mines acquired on June 19, 2002 (Note 4).

8. SUBSEQUENT EVENT

In October 2002 the Company sold its Bellavista Project to Glencairn Gold Corporation ("Glencairn") in exchange for $250,000 and 750,000 common shares of Glencairn with a fair value at date of sale of $207,000.